Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 8 DATED SEPTEMBER 18, 2023

TO THE OFFERING CIRCULAR DATED MAY 24, 2023

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 24, 2023, as filed by us with the Securities and Exchange Commission on May 25, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Potential Investments

223 E Town Apartments – Columbus, Ohio

There is a reasonable probability that we may acquire an approximately $4,000,000 to $6,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns 223 E Town Apartments, an 84-unit, Class A apartment community (the “Property”) in Columbus, Ohio, which city is located in the Columbus, Ohio Metropolitan Statistical Area. If the Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 2017, the Property consists of 84 residential units, including 64 one-bedroom and 20 two-bedroom units. The business plan is to perform light capital improvements to the unit interiors including adding backsplashes, gooseneck faucets, and smart home packages. RM Communities also plans to upgrade the Property by adding a bulk internet program in order to improve desirability and better compete with new product in the market. We believe the renovation plan should allow the Property to achieve competitive rents for this submarket. We also believe that the Property will benefit from assumable debt financing as well as long-term 90% tax abatement on the value of improvements.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.